Exhibit 24(a)



CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
General Electric Company:

We consent to incorporation by reference in the Registration Statement on Form S-8 of General Electric Company of our report dated February 9, 1996 relating to the statement of financial position of General Electric Company and consolidated affiliates as of December 31, 1995 and 1994 and the related statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1995, and the related schedule, which report appears in the December 31, 1995 annual report on Form 10-K of General Electric Company. Our report refers to a change in 1993 in the Company's method of accounting for postemployment benefits.

We also consent to the reference to our firm under the heading "Experts" in the Registration Statement.





KPMG Peat Marwick LLP

Stamford, Connecticut
March 20, 1996